UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Northern Oil and Gas, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

665531109

(CUSIP NUMBER)

D. Forest Wolfe

Angelo, Gordon & Co, L.P.

245 Park Avenue, 26th Floor

New York, NY 10167

Tel. No.: (212) 692-8220

COPIES TO:

Jason Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,842,299 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,842,299 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,842,299 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* IA, PN

(1)

Consisting of 28,788,225 shares of common stock, par value $0.001 per share (“Common Stock”), of Northern Oil and Gas, Inc. (the “Issuer”) and the number of shares of Common Stock into which shares of 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Preferred Stock”) of the Issuer is convertible, subject to the limitations of the Conversion Cap.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,842,299 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,842,299 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,842,299 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* PN

(1)	Consisting of 28,788,225 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock, subject to the limitations of the Conversion Cap.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,842,299 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,842,299 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,842,299 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* OO

(1)	Consisting of 28,788,225 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock is convertible, subject to the limitations of the Conversion Cap.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Michael L. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,842,299 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,842,299 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,842,299 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON* IN, HC

(1)	Consisting of 28,788,225 shares of Common Stock and the number of shares of Common Stock into which shares Preferred Stock is convertible, subject to the limitations of the Conversion Cap.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, L.P., a Delaware limited partnership (“AG Partners”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon (collectively with Angelo Gordon, AG Partners and JAMG, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by the Amendment No. 1 to Schedule 13D filed on October 21, 2019, Amendment No. 2 to Schedule 13D filed on November 5, 2019, Amendment No. 3 to Schedule 13D filed on November 11, 2019 and Amendment No. 4 to Schedule 13D filed on November 20, 2019 (the “Schedule 13D”).

This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented as follows:

The disclosure in Item 4 is incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

On January 17, 2020, the Issuer entered into a Securities Purchase and Sale Agreement (“Securities Purchase Agreement”) pursuant to which the Issuer exchanged additional Notes held by the Accounts for shares of Preferred Stock. The Accounts’ exchange of additional Notes for shares of Preferred Stock pursuant to the Securities Purchase Agreement was consummated on January 21, 2020.

As a result of the Securities Purchase Agreement, the Accounts exchanged $35,843,460 in aggregate principal amount of Notes in exchange for 387,695 shares of Preferred Stock. After the closing, the Accounts hold no Notes and 1,287,054 shares of Preferred Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows.

(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 405,787,759 shares of Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019 and the shares of Common Stock issuable upon the conversion of the Preferred Stock, as limited by the Conversion Cap.

Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 41,842,299 shares of Common Stock and the power to dispose of 41,842,299 shares of Common Stock, consisting of 28,788,225 shares of Common Stock held in the Accounts and 13,054,074 shares of Common Stock issuable upon the conversion of the Preferred Stock, as limited by the Conversion Cap. As the sole general partner of Angelo Gordon, AG Partners may be deemed to have the sole power to vote 41,842,299 shares of Common Stock and the power to dispose of 41,842,299 shares of Common Stock, as per above. As the general partner of AG Partners, JAMG may be deemed to have the sole power to vote 41,842,299 shares of Common Stock and the power to dispose of 41,842,299 shares of Common Stock, as per the above. As the managing member of JAMG and the chief executive officer of Angelo Gordon, Michael L. Gordon may be deemed to have sole power to vote 41,842,299 shares of Common Stock and the power to dispose of 41,842,299 shares of Common Stock, as per the above.

(c) Item 4 of this Schedule 13D is incorporated herein by reference. Transactions in the shares of Common Stock by the Reporting Persons during the last sixty days are listed in Annex A attached hereto, which is incorporated herein by reference.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein. The Securities Purchase Agreement is incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2020

ANGELO, GORDON & CO., L.P.

By:	AG Partners, L.P.
Its General Partner

By:	JAMG LLC
Its General Partner

By:	MICHAEL L. GORDON
Its Managing Member

By:	/s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

AG PARTNERS, L.P.

By:	JAMG LLC
Its General Partner

By:	MICHAEL L. GORDON
Its Managing Member

By:	/s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JAMG LLC

By:	MICHAEL L. GORDON
Its Managing Member

By:	/s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

MICHAEL L. GORDON

By:	/s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

Annex A

The following table sets forth all transactions by the Reporting Persons (on behalf of the Accounts) with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 21, 2020. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
12/30/2019	(1,000,000)	2.32	(1)
12/31/2019	(750,000)	2.31	(2)
1/2/2020	(31,300)	2.32	(3)
1/3/2020	(945,000)	2.32	(4)
1/6/2020	(290,000)	2.31	(5)

(1)

The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.30 to $2.35, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2), (3), (4) and (5).

(2)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.30 to $2.34, inclusive.
(3)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.32 to $2.33, inclusive.
(4)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.31 to $2.35, inclusive.
(5)	The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.30 to $2.33, inclusive.